Luxoft Holding, Inc Q1 FY2019 Call August 15, 2018 Dmitry Loschinin, CEO & President Evgeny Fetisov, CFO

2 Disclaimer Safe Harbor Forward-Looking Statements Non-GAAP Financial Measures In addition to historical information, this presentation contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the To supplement our financial results presented in accordance with US GAAP, this presentation includes the following Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted cases, you can identify forward-looking statements by terminology such as "believe," "may," "estimate," "continue," Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation "anticipate," "intend," "should," "plan," "expect," "predict," "potential," or the negative of these terms or other similar and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Prior year amounts were expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of amended accordingly. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that industry verticals, application outsourcing and custom application development and offshore research and development may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and defined in the cash flow statement. Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non- benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high management and investors to evaluate our results from operating activities as if these assets have been developed proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified "Risk Factors" in the Annual Report on Form 20-F for the year ended March 31, 2018 and other documents filed with or as part of management compensation rather than part of purchase consideration. These costs vary with the size and furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that update any forward-looking statements for any reason after the date of this presentation whether as a result of new they may not be indicative of the size and volume of future acquisition-related costs. information, future events or otherwise. We provide these non-GAAP financial measures because we believe that they present a better measure of our core The trademarks included in this presentation are the property of the owners thereof and are used for reference purposes business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these only. Such use should not be construed as an endorsement of the products or services of Luxoft Holding, Inc. non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non- GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The th non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the tables at the end Unless otherwise stated, all data in this presentation is as of June 30 , 2018. of the press release issued by the Company on August 15, 2018. 2

Dmitry Loschinin CEO, Luxoft Holding, Inc

4

Q1 2019- Solid Start to the Year; Executing Multiple New Initiatives

Key Takeaways

- Results largely ahead of our expectations
  - FX headwinds impact revenue by $5.3M or 2.5%
- Continued diversification & top-line growth
  - Financial Services revenue +4%; +25% outside Top 2 Y/Y
  - Automotive revenue +25% Y/Y
- UBS top customer; DB concentration drops to 14% from 17% in Q1 2018
- Expand opportunities for digital solutions; Strong progress in blockchain adoption
- Continued investment in disruptive technology
  - Recent acquisitions include Smashing Ideas (Q1) and Objective Software GmbH (Q2)

Key Initiatives

- ✓ Allocate resources to high-margin digital opportunities
  - Exit low margin business in Digital Enterprise; Near-term revenue impact
- ✓ Strengthen leadership in Sales & Digital Enterprise
- ✓ Initiate back office consolidation to reduce SG&A spending
- ✓ Repurchased ~$20M of stock to date since buyback announcement in April

Setting Strong Foundation for Future Growth

BRIGHT MINDS SHARP SOLUTIONS | LUXOFT

5 Continued Revenue Diversification  Automotive represents 21% of revenue, up from 10% 3 years ago  Meaningful Top 10 & Top 2 concentration decline y/y Client Concentration 29.0% Digital Enterprise 23.8% Automotive Top-10 16.8% 20.7% 62.3% 61.9% 57.5% 57.2% Financial Services Top-5 56.3% 56.6% 54.2% 55.5% 51.7% 50.7% 46.7% 46.8% Top-2 46.0% 46.1% Q1 2018 Q1 2019 37.5% 35.4% 34.9% 34.4% 34.1% 3.4% 3.6% 6.2% 31.7% 4.8% APAC 23.0% 21.3% Russia Top-1 UK 19.5% 31.3% Europe (excl. U.K.) 18.3% 17.8% 17.7% 34.4% 17.5% 17.2% North America Q4 FY17 Q1 FY18 Q2 FY18 Q3 FY18 Q4 FY18 Q1 2019 38.2% 32.0% Q1 2018 Q1 2019 North America revenue concentration impacted by large FS client’s invoicing shift to different geography

6

Q1 2019 Financial Services Highlights

➢ 14th Consecutive Qtr of 20%+ Growth, ex-Top 2

Revenue Growth


+4.1%
113.5
118.1
Q1 2018
Q1 2019

Revenue Growth
(ex-Top 2)


+25.4%
40.4
50.6
Q1 2018
Q1 2019

Revenue in $M.

Key Takeaways

- Continued demand driven by:
  - Success with Tier 1 & 2 institutions
  - Simplification
  - Increased transparency needs
  - Cloud & AI adoption
- Growth from regulatory tailwinds
  - Brexit & PSD2 (Open Banking regulation by European Commission)
- Double-digit growth in North America & APAC; Strong position in Australian market

Noteworthy Wins & Partnerships

- Brexit project with one of world's largest financial groups
- Murex win by leading European multinational banking corp.
- 2 new strategic contracts for large scale Avaloq implementations

BRIGHT MINDS SHARP SOLUTIONS | LUXOFT

7 UBS Outlook Remains Stable CAGR 0% +2.9% +9.3% +4.6% -2.1% -14.6% -13.8% 43 43 40 37 37 37 39 39 40 38 USD millions USD Q4 FY’18 Q4 FY’16 Q1 FY’17 Q2 FY’17 Q3 FY’17 Q4 FY’17 Q1 FY’18 Q2 FY’18 Q3 FY’18 Q1 FY’19 TRENDS +7.5% -1.3% Q1 FY19 • Account performing largely in line with plan; • Revenue up 2.9% Y/Y stable relationship • Revenue down 6.1% • UBS remains focused on bolstering the ratio of internal staff to external providers 146 157 155 sequentially • Continue to look for upside from merger of two wealth management units into UBS Global USD millions USD Wealth Management FY’16 FY’17 FY’18

8 Deutsche Bank Outlook Remains Challenging CAGR -2% -18.4% -1.4% -9.7% -15.6% -23.4% -8.8% 48 49 47 44 40 36 42 42 39 30 USD millions USD Q4 FY’16 Q1 FY’17 Q2 FY’17 Q3 FY’17 Q4 FY’17 Q1 FY’18 Q2 FY’18 Q3 FY’18 Q4 FY’18 Q1 FY’19 Q1 FY19 TRENDS -5.5% -13.4% • DB in challenging and unpredictable position • Revenue down • Given DB’s stated de-emphasis on investment 18.4% Y/Y banking revenue, we continue to look for ways to • Revenue down leverage our long term relationship in business 194 184 160 24.1% sequentially areas, including Transaction Banking, Wealth USD millions USD Management & Information Security FY’16 FY’17 FY’18

9

Q1 2019 Automotive Highlights

➢ Fastest Growing Business

Revenue Growth


+25.1%
35.1
43.9
Q1 2018
Q1 2019

Co-creating smart solutions that empower clients to transition to sustainable mobility

Revenue in $M.

Key Takeaways

- Multi-year collaborative agreements with Tier 1 suppliers & leading OEMs
- Strengthen position among all major European **OEM's**
- Smashing Ideas empowering mobility services for premium car makers
- Strategic entry into Asian market

Noteworthy Wins & Partnerships

- Growing Daimler partnership; Joint software house in Berlin
- Strategic collaborations for SW platform development
  - Large Korean Tier 1
  - Leading German OEM
- Multi-year contract with leading Tier-1 in Asia

BRIGHT MINDS SHARP SOLUTIONS | LUXOFT

10

Objective Acquisition

▶ Strengthens Autonomous Drive & Connected Mobility Solutions

- Software development services & IP-based solutions for:
  - Advanced Driver Assisted Systems (ADAS) & Connected Mobility
  - High-accuracy positioning, innovative mobility & smart city applications objective
software consulting solutions

Key Facts

Closing Date
August 7, 2018 (Q2FY19)

100+ FTEs

Founded
1998

Headquarters
Munich, Germany

Services

- Embedded Systems Development
- Systems Engineering
- Project Management & Data Analytics
- Agile Software & Hardware Development
- Coordination of R&D Projects

Acquisition Rationale + Key Synergies

- Deep expertise & execution in Autonomous Drive & Connected Mobility Practices
- Consolidates significant business with major German OEM
  - Well-positioned with key decision makers
  - Working on key programs including Autonomous Drive
- Strengthen onshore subject matter expertise in Munich
  - Highly experienced local talent augmented with nearshore scale
- Build out technology thought leadership
  - Transition new "Mobility Labs" practice
  - Collaborate on creative design & consulting

LUXOFT www.luxoft.com

11

Q1 2019 Digital Enterprise Highlights

➢ Transforming business to deliver stronger growth: Improving trends in Q2 & beyond


Revenue
-16.3%
60.6
50.8
Q1 2018
Q1 2019

Trimming low margin business to ensure margin improvement

Revenue in $M.

Key Takeaways

- Revenue shortfall primarily due to trimming of low-margin, non-core business: Target Q2 completion
- Smashing Ideas acquisition enhances value position
  - Strong synergies create new opportunities
  - Collaborating with major Travel client to build Loyalty program

Noteworthy Wins & Partnerships

- Extend Energy practice with 2 new major clients
- Cloud migration project for a German OEM
- Representative Vendor in Gartner's first blockchain consulting market guide
- R3 Partnership to integrate identity management applications on open source blockchain platform
- Created first customizable blockchain-based e-voting system with City of Zug & Lucerne University of Applied Sciences

BRIGHT MINDS SHARP SOLUTIONS | LUXOFT

12

Smashing Ideas Acquisition

▶ Enhances digital offerings & B2B marketing efforts

- Design & Innovation partner of Fortune 500 clients
- End-to-end digital partner accelerating digital transformation & increasing end user engagement

Key Facts

Closing Date
June 18, 2018 (Q1FY19)

60+ FTEs

Founded
1996

Headquarters
Seattle, WA

Sectors

- Automotive
- Consumer Products
- Entertainment & Media
- Health & Wellness
- Aviation

Services

- Strategy Consulting Services
- Value Mapping & Creative Design Services
- Lean Strategy & Business Modeling
- Experience, Concept, & Product Design
- UX Research
- Prototyping

Acquisition Rationale + Key Synergies

- Leverage creative & strategic capabilities to develop a new Design Thinking offering; complementary to our deep tech expertise
- **"Motivational UX" strengthens innovation approach**
- Customization of solutions aligns with our agile offerings
- Global leading customers in automotive, healthcare, high-tech & media industries
- Highly experienced & impressive senior leadership team

LUXOFT www.luxoft.com

Evgeny Fetisov CFO, Luxoft Holding, Inc

14

Q1 2019 Financial Highlights

Revenue (1)


+1.7%
209.2
212.8
Q1 FY18
Q1 FY19

Gross margin


+20bps
35.2%
35.4%
Q1 FY18
Q1 FY19

SG&A as % of Revenue


-100bps
27.7%
26.7%
Q1 FY18
Q1 FY19

SOP as % of Revenue


-90bps
3.8%
2.9%
Q1 FY18
Q1 FY19

Adj. EBITDA margin


-140bps
12.6%
11.2%
Q1 FY18
Q1 FY19

EPS GAAP, $


-22%
0.18
0.14
Q1 FY18
Q1 FY19

EPS Non-GAAP, $


-14%
0.50
0.43
Q1 FY18
Q1 FY19

(1) Q1 FY19 FX impact on revenue was -$5.3M (-2.5%)

BRIGHT MINDS SHARP SOLUTIONS LUXOFT

15 Revenue Currency Mix  Non-USD revs represent 43% of total; strength of USD has negative impact on top line ($5.3M in Q1 2019)  Expect continued FX headwinds in Q2 13% 10% Other 4% 4% GBP 29% EUR (and EUR dependent*) 28% USD 54% 57% Q4 2018 Q1 2019 EUR/USD average ** 1.23 1.19 EUR/USD EoP** 1.23 1.17 *EUR , PLN, RON **currency date: oanda.com www.luxoft.com

Q2 2019 Guidance 16 • Sequential improvement after Q1 bottom • Revenue guidance impacted by: • Trimming of low-margin business • Expect continued decline in DB & stable UBS outlook Revenue, $M Adj. EBITDA,% 228 213 225-230 16.9% 11.2% 13.5-14.5% Q2FY18 Q1FY19 Q2FY19E Q2FY18 1Q FY19 Q2 FY19E EPS GAAP, $ FY19 focus on: • 20% revenue growth ex-DB & UBS • Rebalancing of client portfolio, driving higher margin business 0.54 0.28- • Company-wide overhead cost 0.14 0.36 optimization Q2FY18 Q1 FY19 Q2FY19E

Appendix

18 Luxoft Holding, Inc Condensed Consolidated Balance Sheets (In thousands of US dollars, except share, per share amounts and percentages) June 30, As of March 31, 2018 2018 (Unaudited) Assets Current assets Cash and cash equivalents $ 101,503 $ 104,357 Restricted cash, current 65 70 Trade accounts receivable, net of allowance for doubtful accounts of 172,214 186,991 $1,167 at June 30, 2018 and $1,232 at March 31, 2018 Unbilled revenue 41,524 33,310 Work-in-progress 7,972 3,734 Due from related parties 828 1,272 VAT and other taxes receivable 4,264 4,082 Advances issued 2,697 1,777 Other current assets 8,173 8,041 Total current assets 339,240 343,634 Non-current assets Restricted cash, non-current 2,786 2,775 Deferred tax assets 5,890 4,349 Property and equipment, net 49,988 52,739 Intangible assets, net 102,950 106,368 Goodwill 96,684 88,908 Other non-current assets 4,799 5,047 Total non-current assets 263,055 260,186 Total assets $ 602,295 $ 603,820

19 Luxoft Holding, Inc Condensed Consolidated Balance Sheets (continued) (In thousands of US dollars, except share, per share amounts and percentages) As of June 30, As of March 31, 2018 2018 (Unaudited) Liabilities and shareholders’ equity Current liabilities Short-term borrowings $ 22,557 $ 856 Accounts payable 18,725 25,964 Accrued liabilities 40,132 49,593 Deferred revenue 5,428 4,105 Due to related parties 19 14 Taxes payable 24,087 22,916 Payable on derivative financial instruments 377 776 Payable for acquisitions, current 4,551 6,415 Other current liabilities 2,213 2,302 Total current liabilities 118,089 112,941 Deferred tax liability, non-current 7,131 10,830 Payable for acquisitions, non-current 1,021 2,895 Other non-current liabilities 5,542 7,205 Total liabilities 131,783 133,871 Shareholders’ equity Share capital (80,000,000 shares authorized; 33,731,646 issued and outstanding with no par value as at June 30, 2018 and 80,000,000 shares authorized; 34,063,981 issued and outstanding with no par value as at March 31, 2018) — — Additional paid-in capital 147,714 155,456 Common stock held in treasury, at cost (88,263 shares as of June 30, (4,288) (3,424) 2018; 61,874 shares as of March 31, 2018) Retained earnings 330,532 320,521 Accumulated other comprehensive loss (3,478) (2,636) Total shareholders’ equity attributable to the Group 470,480 469,917 Non-controlling interest 32 32 Total equity 470,512 469,949 Total liabilities and equity $ 602,295 $ 603,820

20 Luxoft Holding, Inc Condensed Consolidated Statements Of Income (In thousands of US dollars, except share, per share amounts and percentages) For the three months ended June 30, 2018 2017 (Unaudited) Sales of services $ 212,790 $ 209,242 Operating expenses Cost of services (exclusive of depreciation and amortization) 137,367 135,599 Selling, general and administrative expenses 56,709 58,063 Depreciation and amortization 10,770 10,730 Gain from revaluation of contingent liability — (1,220) Operating income 7,944 6,070 Other income and expenses Interest income/ (loss), net (34) 17 Unwinding of discount rate for contingent liability, loss (67) (801) Other gain, net 698 489 Gain from derivative financial instruments 852 92 Net foreign exchange gain/ (loss) (3,454) 1,480 Income before income taxes 5,939 7,347 Income tax expense (1,241) (1,030) Net income $ 4,698 $ 6,317 Net income attributable to the non-controlling interest — — Net income attributable to the Group $ 4,698 $ 6,317

21 Luxoft Holding, Inc Condensed Consolidated Statements Of Income (continued) (In thousands of US dollars, except share, per share amounts and percentages) For the three months ended June 30, 2018 2017 (Unaudited) Basic EPS per Class A and Class B ordinary share Net income attributable to the Group per ordinary share $ 0.14 $ 0.19 Weighted average ordinary shares outstanding 34,030,253 33,503,344 Diluted EPS per Class A and Class B ordinary share Diluted net income attributable to the Group per ordinary share $ 0.14 $ 0.18 Diluted weighted average ordinary shares outstanding 34,030,253 34,297,049

22 Luxoft Holding, Inc Condensed Consolidated Statement Of Cash Flow (In thousands of US dollars, except share, per share amounts and percentages) For the three months ended June 30, 2018 2017 (Unaudited) Operating activities Income from operations $ 4,698 $ 6,317 Adjustments to reconcile net income to net cash provided by operating activities: Depreciation and amortization 10,770 10,730 Deferred tax benefit 67 (917) Income from derivative financial instruments (852) (92) (Income)/ Loss on foreign exchange 3,454 (1,480) Provision for doubtful accounts — 267 Gain from revaluation of contingent liability (1,220) Unwinding of discount rate for contingent liability, loss 67 (801) Share-based compensation 6,186 8,052 Other 34 — Changes in operating assets and liabilities: Trade accounts receivable and unbilled revenue 3,582 (12,257) Work-in-progress (4,618) (3,258) Due to and from related parties 432 225 Accounts payable and accrued liabilities (10,433) (986) Deferred revenue 1,501 5,253 Changes in other assets and liabilities 4,331 (1,192) Net cash provided by operating activities 19,241 10,243

23 Luxoft Holding, Inc Condensed Consolidated Statement Of Cash Flow (continued) (In thousands of US dollars, except share, per share amounts and percentages) For the three months ended June 30, 2018 2017 (Unaudited) Investing activities Purchases of property and equipment (5,771) (6,285) Purchases of intangible assets (1,006) (1,038) Acquisitions, net of cash acquired (11,141) — Restricted cash (96) — Net cash used in investing activities (18,014) (7,323) Financing activities Net repayment of short-term borrowings 21,704 (13) Acquisition of business, deferred consideration (3,701) (12,707) Repurchases of common stock (17,053) (1,982) Repayment of capital lease obligations (1,842) (58) Net cash used in financing activities (892) (14,760) Effect of exchange rate changes on cash and cash equivalents (3,189) 549 Net decrease in cash and cash equivalents (2,854) (11,291) Cash and cash equivalents at beginning of year 104,357 109,558 Cash and cash equivalents at end of period $ 101,503 $ 98,267

24 Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited) (In thousands of US dollars, except share, per share amounts and percentages) For the three months ended June 30, 2018 2018 2018 GAAP Adjustments Non-GAAP Operating income 7,944 10,953 (a) 18,897 Operating margin 3.7% 5.1% 8.8 % Net income 4,698 9,825 (b) 14,523 Diluted earnings per share $ 0.14 0.43 For the three months ended June 30, 2017 2017 2017 GAAP Adjustments Non-GAAP Operating income 6,070 11,904 (a) 17,974 Operating margin 2.9% 5.7% 8.6 % Net income 6,317 10,803 (b) 17,120 Diluted earnings per share $ 0.18 0.50

25 Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited) (continued) (In thousands of US dollars, except share, per share amounts and percentages) Three Months Ended June 30, (a) 2018 2017 Adjustments to GAAP operating income Stock-based compensation expense $ 6,186 $ 8,052 Amortization of purchased Intangible assets 3,960 4,373 Gain from revaluation of contingent liability — (1,220) Acquisition related costs 807 699 Total Adjustments to GAAP income from operations $ 10,953 $ 11,904 Three Months Ended June 30, (b) 2018 2017 Adjustments to GAAP net income Stock-based compensation expense $ 6,186 $ 8,052 Amortization of purchased Intangible assets 3,960 4,373 Gain from revaluation of contingent liability and unwinding of 67 (419) discount rate for contingent liability Acquisition related costs 807 699 Tax effect of the adjustments (1,195) (1,902) Total Adjustments to GAAP net income $ 9,825 $ 10,803

26 Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited) (continued) (In thousands of US dollars, except share, per share amounts and percentages) Three Months Ended June 30, 2018 2017 Net income $ 4,698 $ 6,317 Adjusted for: Interest Income 34 (17) Unwinding of discount rate for contingent liability, loss 67 801 Income tax 1,241 1,030 Depreciation and Amortization 10,770 10,730 EBITDA $ 16,810 $ 18,861 Adjusted for Stock based compensation 6,186 8,052 Gain from revaluation of contingent liability — (1,220) Acquisition related costs 807 699 Adjusted EBITDA $ 23,803 $ 26,392

27 Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures (Unaudited) (In thousands of US dollars, except share, per share amounts and percentages) Three Months Ended September 30, 2018 Revenue $ 225,000 Net income $ 9,371 Adjusted for: Interest Income 10 Unwinding of discount rate for contingent liability, loss/ (gain) 1,768 Income tax 11,012 Depreciation and Amortization 46 EBITDA $ 22,207 Three Months Ended Adjusted for: September 30, 2018 Stock based compensation 6,390 GAAP Adjustments Non-GAAP Net income Change in fair value of contingent consideration 46 $ 9,371 $ 10,302 $ 19,672 Acquisition related costs 1,665 Diluted earnings per share $ 0.28 $ 0.59 Adjusted EBITDA $ 30,308 Adjusted EBITDA margin 13.5% Net income $ 9,371 Adjusted for: Stock-based compensation expense 6,390 Amortization of purchased Intangible assets 3,936 Change in fair value of contingent consideration — Unwinding of discount rate for contingent liability, loss/ (gain) 46 Acquisition related costs 1,665 Tax effect of the adjustments (1,735) Total adjustments to Net Income $ 10,302 Adjusted Net Income $ 19,672 Diluted weighted average ordinary shares outstanding 33,466,222 Adjusted EPS $ 0.59